350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

September 18, 2025

Aisha Adegbuyi
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Worthy Wealth Realty, Inc.
Amendment No. 6 to Offering Statement on Form 1-A (the “Offering Statement”)
Filed July 11, 2025 || File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”). Pursuant to your voicemail on September 16, 2025, we hereby provide the following written statements with respect to the Company and the Offering Statement in response to the oral comments you issued in your voicemail.

1. Affiliated Transaction. The Company hereby confirms, based on the facts that presently exist and it’s analysis of Section 13 of Form 1-A and Item 404 of Regulation S-K, that the Company considers the Acquisition, as defined in the Offering Statement, to be an “affiliated transaction.”

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours, Clint J. Gage

CJG:sm